Prospectus Supplement No. 27	Filed pursuant to Rule 424(b)(3)
to Prospectus dated June 1, 2007	File No. 333-142556
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated June 1, 2007, relating to offers and resales of up to 6,050,000 shares of our common stock, including 2,000,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-142556). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Transaction with The Co-Investment Fund II, L.P.
     On December 22, 2009, we and our subsidiaries entered into a loan agreement and a $1,250,000 secured promissory note with The Co-Investment Fund II, L.P., or Co-Investment.
     Pursuant to the terms of the loan agreement and the note, Co-Investment extended the principal sum of $1,250,000 to us and our subsidiaries. Pursuant to the note, we and our subsidiaries agreed to pay to the order of Co-Investment, the outstanding principal amount of the note plus interest. Interest will accrue on the unpaid principal balance of the note at an annual rate of 8%, except in the case of an event of default as set forth in the loan agreement, in which case the rate of interest will increase to 11% until such event of default is cured. All principal and accrued interest is due and payable on December 22, 2010. Co-Investment may accelerate payment of the loan in the event of default on the loan as set forth in loan agreement.
     Pursuant to the loan agreement, we and our subsidiaries are prohibited from, among other things: (a) (i) entering into any merger, consolidation or reorganization with or acquiring all or substantially all of the assets or equity interests of any other entity; (ii) selling, leasing, transferring or otherwise disposing of our properties or assets except in the ordinary course of business; (b) creating or suffering to exist any lien upon any of our property or assets, except as permitted; (c) becoming liable upon the obligations or liabilities of any person or entity; (d) purchasing or acquiring obligations or equity interests of, or any other interest in any person or entity; (e) making advances, loans or extensions of credit to any person or entity; (f) creating, incurring, assuming or suffering to exist any indebtedness or (g) violating any law, ordinance or regulation of any governmental entity.
     The note is secured by a perfected first-priority security interest in substantially all of our and our subsidiaries’ assets, including all of our intellectual property assets, and 100% of our stock or membership interests, as applicable, of our subsidiaries, pursuant to the terms of a security agreement, intellectual property security agreement and pledge agreement with Co-Investment, each of which were executed by us, our subsidiaries and Co-Investment on December 22, 2009, concurrent with the execution of the loan agreement and the note.
     As we have previously disclosed, Co-Investment is our controlling stockholder and a designee of Cross Atlantic Capital Partners, Inc., of which Frederick C. Tecce, one of our directors, is a managing partner and of which Donald Caldwell, also one of our directors, is Chairman and Chief Executive Officer.
     The foregoing is only a summary of the loan agreement and note. You are urged to read both the loan agreement and note in their entirety for a more complete description of the terms and conditions of each. A copy of each of the loan agreement and note have been filed as exhibits to our Form 8-K filed with the Securities and Exchange Commission on December 29, 2009.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 30, 2009